UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant's name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on November 15, 2017, reporting the results for the three months and the year ended September 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: November 15, 2017	By:	/s/ Don Dixon
Don Dixon
Executive Chairman

Top Image Systems Reports Third Quarter 2017 Results

Tel Aviv and Plano, Texas – Top Image Systems, Ltd. (NASDAQ: TISA), a global innovator of intelligent content processing solutions, today announced its financial results for the third quarter of 2017, ended on September 30, 2017.

Third Quarter Highlights:

•	Quarterly revenues were $7.1 million, compared to $7.4 million in the second quarter of 2017 and $7.7 million in the same period in 2016;

•	Quarterly operating loss was ($1.5) million, compared to ($1.3) million in the second quarter of 2017 and ($0.6) million in the same period in 2016;

•	Adjusted EBITDA was a loss of ($0.71) million, compared to a loss of ($0.47) million in the second quarter of 2017 and positive Adjusted EBITDA of $0.23 million during the same period in 2016;

•
Quarterly recurring revenues were $4.9 million, representing 70% of total revenue, compared to $4.8 million, representing 64% of total revenues, in the second quarter of 2017 and $4.9 million, representing 64% of total revenues in the same quarter of 2016;

•	Quarterly GAAP total expenses were $ 8.5 million, compared to $ 8.8 million in the second quarter of 2017 and $8.2 million in the same period last year.

•
In partnership with the SAP Business One organization and as showcased at the SAP Biz.ONE Conference we announced the launch of our cloud-based eFLOW AP solution, integrated with SAP Business One coupled with an aggressive marketing initiative to build the pipeline and accelerate sales of our solution in fiscal 2018.

•	One of the largest financial services group in Southeast Asia, with over 500 branches, has selected Top Image Systems to implement an automated Trade Finance document processing solution.

•
Concluded a multi-year seven figure contract renewal of our receivables automation solution with a large financial services provider which represents high margin recurring cloud-basedservices revenue stream.

•
Announced an Extended Support Program with 80% of our existing customers having upgraded to the most current version of eFLOW.  This translates to continued high margin maintenance renewal revenue streams, lower support costs and increased opportunities for additional deployment revenues within our installed base of customers.

•
Negotiated a revolving credit line with a US-based Bank on substantially better terms than our previous facility.  This will give us access to additional financial resources to manage working capital and to fund our growth.

Brendan Reidy, CEO of Top Image Systems, commented, “We continue to make progress on our path  to achieve a balance between sustained profitability from our core capture business while we transition to the higher velocity cloud applications software market.  While we are encouraged by the continued strengthening of our pipeline our third quarter top line revenue was lower than anticipated due to deferral of two significant transactions which we anticipate will be reflected in our fourth quarter revenues.  We are particularly encouraged by the traction we are seeing within the banking sector.  We completed a multi-year seven figure contract renewal for receivables automation solution which is deployed in a highly secure private cloud environment, generating high margin and predictable recurring revenue streams.  We also secured the implementation of a Trade Finance solution by one of the largest financial services group in Southeast Asia that re-enforces our proposition for automating labor intensive business processes.”

Mr. Reidy added, “We are particularly pleased with the launch of our cloud-based accounts payable solution which will leverage the SAP Business One ERP ecosystem for mid-size companies.  Our teams are working proactively with the SAP Business One organization to develop co-marketing programs with the SAP Business One channel organization to create the foundation for accelerated traction for our cloud-based solution in fiscal 2018. Our tight integration with SAP Business One as well as with SAP ECC on premise provides us with a unique value proposition to target SAP customers with flexible deployment options on premise and in the cloud.”

Third Quarter Financial Results

•	Quarterly revenues were $7.1 million, compared to $7.4 million in the second quarter of 2017 and $7.7 million in the same period in 2016;

•	Quarterly operating net loss was ($1.5) million, compared to ($1.3) million in the second quarter of 2017 and ($0.6) million in the same period in 2016;

•	Adjusted EBITDA was a loss of ($0.71) million, compared to a loss of ($0.47) million in the second quarter of 2017 and positive EBITDA of $0.23 million during the same period in 2016;

•
Quarterly recurring revenues were $4.9 million, representing 70% of total revenue, compared to $4.8 million, representing 64% of total revenues, in the second quarter of 2017 and $4.9 million, representing 64% of total revenues in the same quarter of 2016;

•	Quarterly GAAP total expenses were $ 8.5 million, compared to $ 8.8 million in the second quarter of 2017 and $8.2 million in the same period last year.

Conference Call

The Company will host a conference call and webcast later today, at 10:00 a.m. ET, during which the Company’s management will present and discuss the financial results and be available to answer questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below. Please begin placing your calls at least 5 minutes before the conference call commences.  If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number: 1-877-407-0784

US Toll/INTERNATIONAL Dial-in Number: 1-201-689-8560

Israel Toll-Free Dial-in Number: 1-809-406-247

The conference call is scheduled to begin at:
7:00 a.m. Pacific Time / 10:00 a.m. Eastern Time / 5:00 p.m. Israel Time

To join the live webcast, please click on the following link:  http://public.viavid.com/index.php?id=125746.

For those unable to attend the live call or webcast, from the following day an audio recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast:  http://public.viavid.com/index.php?id=125746

For those unable to attend the live call or webcast, from the following day an audio recording of the call will be made available for download from the Investors section of the Top Image Systems website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast:  http://public.viavid.com/index.php?id=125746

* GAAP and Non-GAAP Financial Measures

This release includes GAAP and non-GAAP financial measures, including, without limitation, Adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of TIS’ ongoing business operations) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables below.

The presentation of these non-GAAP financial measures should be considered in addition to TIS’ GAAP results provided in the attached financial statements for the second quarter ended September   30, 2017, and the other periods presented, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The tables below reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain items that may not be indicative of TIS’ core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS’ performance in addition to the GAAP results. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors’ operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

TIS Investors Contact:

James Carbonara
Partner, Hayden IR
james@haydenir.com (646) 755-7412

About Top Image Systems
Top Image Systems™ (TIS™) Ltd. is a global innovator of on-premise and cloud-based applications that optimize content-driven business processes such as procure to pay operations, remittance processing, integrated receivables, customer response management and more. Whether originating from mobile, electronic, paper or other sources, TIS solutions automatically capture, process and deliver content across enterprise applications, transforming information entering an organization into useful and accessible electronic data, delivering it directly and efficiently to the relevant business system or person for action with as little manual handling as possible. TIS’ solutions are marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at https://www.topimagesystems.com/ for more information.

Top Image Systems Caution Concerning Forward-Looking Statements

 Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects,", "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL REPORTS
FOR THE QUARTER  ENDED
September 30, 2017

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	September 30,	December 31,
	2017	2016
	In thousands

Assets

Current Assets:
Cash and Cash Equivalents	$1,594	$7,636
Restricted Cash	175	119
Trade Receivables, net	5,450	6,717
Other Accounts Receivable and Prepaid Expenses	1,170	829

Total Current Assets	8,389	15,301

Long-Term Assets:
Severance Pay Funds	1,112	1,029
Restricted Cash	160	145
Long-term Deposits and Long-term Assets	77	136
Property and Equipment, net	933	1,000
Intangible Assets, net	2,506	3,623
Goodwill	18,773	18,405

Total Long-term Assets	23,561	24,338

Total Assets	$31,950	$39,639

Liabilities and Shareholders' Equity

Current Liabilities:

Short-term Bank Loans	$-	$3,017
Trade Payables	1,543	1,237
Deferred Revenues	2,939	3,594
Accrued Expenses and Other Accounts Payable	3,791	3,430

Total Current Liabilities	8,273	11,278

Long-Term Liabilities:

Accrued Severance Pay	$1,250	$1,214
Non-current Deferred Revenues	2,059	2,626
Other Long-term Liabilities	4,756	4,528

Total Long-term Liabilities	8,065	8,368

Total Liabilities	$16,338	$19,646

Total Parent Shareholders' Equity	$15,565	$19,955
Non-controlling Interest	47	38
Shareholders' Equity	15,612	19,993

Total Liabilities and Shareholders' Equity	$31,950	$39,639

Top Image Systems Ltd.
Statement of Operations for the

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	In thousands, except per share data

License Revenues	653	1,266	3,624	4,741
Services Revenues	6,407	6,415	18,169	19,883
Revenues	$7,060	$7,681	$21,793	$24,624

Cost of License Revenues	135	383	419	1,276
Cost of Services Revenues	4,039	3,676	12,109	11,245
Cost of Revenues	4,174	4,059	12,528	12,521

Gross Profit	2,886	3,622	9,265	12,103
Expenses
Research & Development	1,292	1,241	3,737	3,556
Sales & Marketing	1,391	1,650	4,659	5,746
General & Administrative	1,514	1,161	4,936	3,806
Amortization Costs	154	124	460	378
Restructuring Charges	-	-	-	1,186

	4,351	4,176	13,792	14,672

Operating (Loss) Profit	(1,465)	(554)	(4,527)	(2,569)

Financial Expenses, net	49	(169)	(315)	(443)

Other Income (loss), net	1	-	7	6

(Loss) profit Before Taxes on Income	(1,415)	(723)	(4,835)	(3,006)

Tax Expenses (income)	98	(427)	244	(421)
Net (Loss) Profit	(1,513)	(296)	(5,079)	(2,585)
Net Income Attributable to Noncontrolling Interest	(2)	(3)	(9)	(11)

Net (Loss) Profit	$(1,515)	$(299)	$(5,088)	$(2,596)
Earnings per Share
Basic (Loss) Earnings per Share	$(0.08)	$(0.02)	$(0.28)	$(0.14)

Weighted Average Number of Shares Used in Computation of Basic Net (Loss) Income per Share	18,010	17,932	17,958	17,923

Diluted (Loss) Earnings per Share	$(0.08)	$(0.02)	$(0.28)	$(0.14)

Weighted Average Number of Shares Used in Calculation of Diluted Net (Loss) Earnings per Share	18,010	17,955	17,958	17,949

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	In thousands, except per share data

Adjusted EBITDA:
Net (Loss) Profit	$(1,515)	$(299)	$(5,088)	$(2,596)
Interest	165	38	520	74
Other Financial Expenses	(214)	131	(205)	369
Taxes	98	(427)	244	(421)
Depreciation	179	167	526	510
Amortization	348	359	1,135	1,082
Stock-based Compensation Expenses	239	265	675	719
Restructuring Charge	-	-	-	1,186
Debt Reserve Adjustment	(16)	-	55	-
Total Adjusted EBITDA	$(717)	$234	$(2,139)	$923

Reconciliation of GAAP to Non-GAAP Results:

Net (Loss) Profit	$(1,515)	$(299)	$(5,088)	$(2,596)
Amortization	348	359	1,135	1,082
Stock-based Compensation Expenses	239	265	675	719
Debt Reserve Adjustment	(16)	-	55	-
Restructuring Charge	-	-	-	1,186

Non-GAAP Net Profit	$(945)	$325	$(3,224)	$391

Non-GAAP Net income used for basic earnings per share	$(945)	$325	$(3,224)	$391
Shares Used in Basic Earnings per Share Calculation	18,010	17,932	17,958	17,923

Non-GAAP Basic Earnings per Share	$(0.05)	$0.02	$(0.18)	$0.02

Non-GAAP Net Income Used for Diluted Earnings per Share	$(945)	$325	$(3,224)	$391
Shares Used in Diluted Earnings per Share Calculation	18,010	17,955	17,958	17,949

Non-GAAP Diluted Earnings per Share	$(0.05)	$0.02	$(0.18)	$0.02